Corner Growth Acquisition Corp.

251 Lytton Avenue, Suite 200

Palo Alto, California 94301

August 12, 2022

VIA EDGAR

Babette Cooper

Wilson Lee

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Corner Growth Acquisition Corp.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 31, 2022

File No. 001-39814

Ladies and Gentlemen:

This letter sets forth the response of Corner Growth Acquisition Corp. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 3, 2022, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2022, File No. 001-39814 (the “Annual Report”).

For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to

Babette Cooper

Wilson Lee

U.S. Securities & Exchange Commission

August 12, 2022

complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

RESPONSE:

We respectfully acknowledge the Staff’s comment and confirm that while the managers and officers of the sponsor are all U.S. persons and the voting power in the sponsor is held by U.S. persons, non-U.S. persons made the majority of capital contributions to the sponsor. As a result, an initial business combination transaction by the Company may result in investments in us by non-U.S. persons that could be considered by CFIUS to be “covered transactions” under CFIUS’ regulations and be subject to review by CFIUS.

In response to the Staff’s comment, the Company will revise its disclosure in future filings beginning with its quarterly report on Form 10-Q for the period ended June 30, 2022. The Company’s revised disclosure will read as follows:

Any Business Combination may be subject to U.S. foreign investment regulations, which may impose conditions on or prevent the consummation of a Business Combination. Such conditions or limitations could also potentially make the Company’s ordinary shares less attractive to investors or cause our future investments to be subject to U.S. foreign investment regulations.

Investments that involve the acquisition of, or investment in, a U.S. business by a non-U.S. investor may be subject to U.S. laws that regulate foreign investments in U.S. businesses and access by foreign persons to technology developed and produced in the United States. These laws include Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the regulations at 31 C.F.R. Parts 800 and 802, as amended, administered by the Committee on Foreign Investment in the United States (“CFIUS”).

Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a “U.S. business” by a “foreign person” (in each case, as such terms are defined in 31 C.F.R. Part 800) always are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective in 2020, expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person, but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “covered investment critical infrastructure,” and/or “sensitive personal data” (in each case, as such terms are defined in 31 C.F.R. Part 800).

The managers and officers of the sponsor are all U.S. persons and the voting power in the sponsor is held by U.S. persons; however, non-U.S. persons made the majority of capital contributions to the sponsor. As a result, the contemplated investments by the Sponsor and foreign persons controlling any private investment in public equity investors in connection with any Business Combination may result in investments in us by non-U.S. persons that could be considered by CFIUS to be “covered transactions” under CFIUS’ regulations. CFIUS or another U.S. governmental agency could choose to review any Business Combination, even if a filing with CFIUS is not required. If we do not make a filing in connection with a Business Combination, there can be no assurances that CFIUS or another U.S. governmental agency will not choose to review any Business Combination. Any review and approval of an investment or transaction by CFIUS may have outsized impacts on transaction certainty, timing, feasibility, and cost, and could limit the pool of potential targets with which the Company can complete an initial Business Combination, among other things. CFIUS policies and agency practices are rapidly evolving, and in the event that CFIUS reviews any Business Combination or one or more proposed or existing investment by investors, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to the parties to the Business Combination or such investors. Among other things, CFIUS could seek to impose limitations or restrictions on, or prohibit, investments by such investors (including, but not limited to, limits on purchasing the Company’s ordinary shares, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things) or CFIUS could order us to divest all or a portion of a target company if we had proceeded without first obtaining CFIUS clearance.

If CFIUS elects to review any Business Combination, the time necessary to complete such review of the Business Combination or a decision by CFIUS to prohibit the Business Combination could prevent us from completing any Business Combination and may force the Company to liquidate and dissolve. In the event of liquidation, there will be no distribution with respect to our outstanding warrants. Accordingly, any warrants held by investors will expire worthless.

The Company believes the foregoing fairly responds to the Staff’s comments in its letter dated August 3, 2022 and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Debbie Yee, P.C., at (713) 836-3630.

Sincerely,

/s/ Marvin Tien
Name: Marvin Tien
Title: Co-Chairman, Chief Executive Officer and Director

cc:	Debbie Yee, P.C., Kirkland & Ellis LLP

Lance K. Hancock, Kirkland & Ellis LLP